Mail Stop 0407

      							June 14, 2005

Via U.S. Mail and Fax (801-222-9555)
Mr. Michael D. Keough
Chief Financial Officer
Q Comm International, Inc.
501 East Technology Ave
Building C
Orem, Utah 84097

	RE:	Q Comm International, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 001-31718

Dear Mr. Michael Openshaw:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operations

Sources of Revenue, page 16

1. We note your prior response to comment #2. Please address paragraph 9(b) of EITF 00-21 and how you determine the objective and reliable evidence of fair value for each of the deliverables. Note the fact that the contract states these amounts does not indicate fair value. Refer paragraph 16 of EITF 00-21. In addition tell us how you determined these elements have value on a standalone basis.

Critical Accounting Policies and Estimates

		Revenue Recognition, page 19

2. We note your response to prior comment 3. As requested, please amend your Forms 10-KSB and 10-QSB.

Form 10-QSB for the quarterly period ended March 31, 2004

3. We note you response to prior comment 4 and your revision to the
statements of operations.  Please revise your Cost of goods sold line
item to reflect either "Cost of goods sold (exclusive of items shown
separately below)" or "Cost of goods sold (exclusive of
depreciation
shown separately below)."
*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dean Suehiro, Senior Staff Accountant, at
(202)
551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Michael D. Keough
Q Comm International, Inc.
June 14, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE